SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Mediacom Communications Corporation
(Name of the Issuer)
Mediacom Communications Corporation
JMC Communications LLC
Rocco B. Commisso
(Name of Person(s) Filing Statement)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
58446K105
(CUSIP Number of Class of Securities)
Joseph E. Young, Esq.
Senior Vice President, General Counsel and Secretary
Mediacom Communications Corporation
100 Crystal Run Road, Middletown, New York 10941
(845) 695-2600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)
Copies to:

Denise M. Tormey, Esq.	Lee D. Charles, Esq.	Charles I. Cogut, Esq.
Joseph H. Schmitt, Esq.	John M. Winter, Esq.	Sean D. Rodgers, Esq.
SNR Denton US LLP	Baker Botts L.L.P.	Simpson Thacher & Bartlett LLP
Two World Financial Center	30 Rockefeller Plaza	425 Lexington Avenue
New York, New York 10281	New York, New York 10112	New York, New York 10017
(212) 768-6700	(212) 408-2500	(212) 455-20000
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$394,834,294	$28,151.69

*	The filing fee was determined based upon the sum of (a) the product of the per share merger consideration of $8.75 and 41,262,451 shares of common stock (which represents the total number of shares of Mediacom Class A common stock and Class B common stock outstanding as of November 30, 2010, less 27,003,632 shares of Class A common stock and Class B common stock owned by the RBC Stockholders), plus (b) $12,867,910 expected to be paid in connection with the cancellation of outstanding options to purchase shares of common stock having an exercise price less than the per share merger consideration of $8.75 (other than options owned by Rocco B. Commisso), plus (c) $20,919,938 expected to be paid in connection with the cancellation of outstanding restricted stock units (other than restricted stock units owned by Rocco B. Commisso).

**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, as the product of $394,834,294 and .00007130.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $28,151.69
Form or Registration No.: Schedule 14A
Filing Party: Mediacom Communications Corporation
Date Filed: December 3, 2010

Introduction
     This Amendment No. 2 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 that was filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2010, as amended by Amendment No.1 to Schedule 13E-3 filed with the SEC on January 7, 2011. This Amendment No. 2 to Schedule 13E-3 (the “Schedule 13E-3”) is being filed jointly by Mediacom Communications Corporation, a Delaware corporation (“Mediacom”), JMC Communications LLC, a Delaware limited liability company (“Merger Sub”), and Rocco B. Commisso, the sole member and manager of Merger Sub (“Mr. Commisso”) in connection with the Agreement and Plan of Merger, dated as of November 12, 2010, as may be amended from time to time (the “Merger Agreement”), by and among Mediacom, Merger Sub and Mr. Commisso. Mediacom, Merger Sub and Mr. Commisso are referred to herein as the “Filing Persons.” If the Merger Agreement is approved by Mediacom’s stockholders, Merger Sub will merge with and into Mediacom, with Mediacom continuing as the surviving corporation. In the merger, each outstanding share of Mediacom Class A common stock and Class B common stock (other than shares held by Merger Sub, Mr. Commisso or any of their affiliates, held in treasury by Mediacom, and held by stockholders who have perfected their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration of $8.75 per share in cash, without interest. In the merger, each outstanding option to purchase shares of Mediacom common stock granted to Mediacom employees and directors under Mediacom’s stock incentive plans will be cancelled. In exchange for such cancellation, the holders (other than Mr. Commisso) will receive in respect of each option a cash payment equal to the excess, if any, of $8.75 over the per share exercise price of such option for each share of Mediacom common stock subject to such option, subject in certain circumstances to the vesting, payment and other terms of the incentive stock plan and applicable agreement under which such option was granted. Each restricted stock unit representing a share of Mediacom common stock (other than those held by Mr. Commisso) issued and outstanding under Mediacom’s incentive stock plans will convert in the merger into the right to receive $8.75 in cash in respect of each such restricted stock unit, subject in certain circumstances to the vesting, payment and other terms of the incentive stock plan and the applicable agreement. Unvested stock options and restricted stock units held by non-employee directors of Mediacom will accelerate as a result of the merger and the holder will become entitled to receive, in the case of options, a cash payment equal to the excess, if any, of $8.75 over the per share exercise price of such option for each share of common stock subject to such option, and, in the case of restricted stock units, $8.75 in cash for each share of common stock represented by such unit.
     Concurrently with the filing of this Schedule 13E-3, Mediacom is filing an amended preliminary proxy statement (the “Preliminary Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the definitive version of which the Mediacom board of directors will be soliciting proxies from stockholders of Mediacom in connection with the merger. The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is hereby incorporated herein by this reference, and the responses to each such item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto.
     All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.
Item 1. Summary Term Sheet.
The information set forth under the caption “Summary Term Sheet” in the Preliminary Proxy Statement is incorporated herein by this reference.

Item 2.       Subject Company Information.

(a)	The name of the subject company is Mediacom Communications Corporation, a Delaware corporation. Mediacom’s executive offices are located at 100 Crystal Run Road, Middletown, New York 10941, telephone, (845) 695-2600.

(b)	The class of securities to which this Schedule 13E-3 relates is the Class A common stock, par value $0.01 per share, of Mediacom, of which 41,264,139 shares were issued and outstanding as of November 30, 2010. In addition, on such date, there were outstanding 27,001,944 shares of Class B common stock, par value $0.01 per share, of Mediacom. Each share of Mediacom Class B common stock is convertible, at the option of the holder, into one share of Class A common stock.

(c)- (d)	The information set forth under the caption “Common Stock Market Price and Dividend Information” in the Preliminary Proxy Statement is incorporated herein by this reference.

(e)	None

(f)	The information set forth under the caption “Certain Purchases and Sales of Mediacom Common Stock” in the Preliminary Proxy Statement is incorporated herein by this reference.
Item 3.       Identity and Background of Filing Person.

(a) — (c)	The information set forth under the captions “Information Concerning Mediacom,” “Directors and Executive Officers of Mediacom” and “Information Concerning the RBC Stockholders” in the Preliminary Proxy Statement is incorporated herein by this reference.
Item 4.       Terms of the Transaction.

(a)(1)	Not applicable.

(a)(2)(i)	The information set forth under the captions “Summary Term Sheet,” “Special Factors,” “The Special Meeting” and “The Merger Agreement” in the Preliminary Proxy Statement is incorporated herein by this reference.

(a)(2)(ii)	The information set forth under the captions “Summary Term Sheet — The Merger Consideration” and “Special Factors — Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by this reference.

(a)(2)(iii)	The information set forth under the captions “Special Factors — Background of the Merger,” “Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors — Opinion of Financial Advisor to the Special Committee,” “Special Factors — Position of Mr. Commisso and Merger Sub as to the Fairness of the Merger” and “Special Factors — Reasons of the RBC Stockholders for the Merger” in the Preliminary Proxy Statement is incorporated herein by this reference.

(a)(2)(iv)	The information set forth under the captions “Summary Term Sheet — Required Vote; Voting Agreement” and “The Special Meeting — Vote Required; How Shares are Voted” in the Preliminary Proxy Statement is incorporated herein by this reference.

(a)(2)(v)	The information set forth under the captions “Summary Term Sheet — Effects of the Merger,” “Summary Term Sheet — Interests of Certain Persons in the Merger,” “Special Factors — Effects of the Merger,” “Special Factors — Interests of Certain Persons in the Merger” and “Special Factors — Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by this reference.

(a)(2)(vi)	The information set forth under the caption “Special Factors — Accounting Treatment of the Merger” in the Preliminary Proxy Statement is incorporated herein by this reference.

(a)(2)(vii)	The information set forth under the captions “Summary Term Sheet — Tax Consequences” and “Special Factors — Material United States Federal Income Tax Considerations” in the Preliminary Proxy Statement is incorporated herein by this reference.

(c)	The information set forth under the captions “Special Factors — Effects of the Merger,” “Special Factors — Interests of Certain Persons in the Merger” and “Special Factors — Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by this reference.

(d)	The information set forth under the captions “Summary Term Sheet — Appraisal Rights” and “Special Factors — Appraisal Rights of Stockholders” in the Preliminary Proxy Statement is incorporated herein by this reference.

(e)	The information set forth under the caption “Special Factors — Provisions for Unaffiliated Security Holders” in the Preliminary Proxy Statement is incorporated herein by this reference.

(f)	Not applicable.
Item 5.         Past Contacts, Transactions, Negotiations and Agreements.

(a)	None.

(b) — (c)	The information set forth under the captions “Special Factors — Background of the Merger,” “Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors — Position of Mr. Commisso and Merger Sub as to the Fairness of the Merger,” “Special Factors — Reasons of the RBC Stockholders for the Merger,” “Special Factors — Effects of the Merger,” “Special Factors — Interests of Certain Persons in the Merger” and “Special Factors — Structure and Steps of the Merger” in the Preliminary Proxy Statement is incorporated herein by this reference.

(e)	The information set forth under the captions “Summary Term Sheet — Required Vote; Voting Agreement,” “Special Factors — Interests of Certain Persons in the Merger,” “Special Factors — Voting Agreement” and “Security Ownership of Certain Beneficial Owners and Management” in the Preliminary Proxy Statement is incorporated herein by this reference.
Item 6.         Purpose of the Transaction and Plans or Proposals.

(b)	The information set forth under the captions “Summary Term Sheet — Effects of the Merger,” “Special Factors — Structure and Steps of the Merger” and “Special Factors — Effects of the Merger” in the Preliminary Proxy Statement is incorporated herein by this reference.

(c)(1) — (8)	The information set forth under the captions “Summary Term Sheet,” “Special Factors — Background of the Merger,” “Special Factors — Reasons of the RBC Stockholders for the Merger,” “Special Factors — Effects of the Merger,” “Special Factors — Structure and Steps of the Merger” and “The Merger Agreement” in the Preliminary Proxy Statement is incorporated herein by this reference.
Item 7.         Purposes, Alternatives, Reasons and Effects.

(a)	The information set forth under the captions “Summary Term Sheet — Effects of the Merger,” “Special Factors — Background of the Merger,” “Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors — Position of Mr. Commisso and Merger Sub as to the Fairness of the Merger,” “Special Factors — Reasons of the RBC Stockholders for the Merger,” “Special Factors — Effects of the

Merger” and “Special Factors — Interests of Certain Persons in the Merger” in the Preliminary Proxy Statement is incorporated herein by this reference.

(b)	The information set forth under the captions “Special Factors — Background of the Merger,” “Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors — Position of Mr. Commisso and Merger Sub as to the Fairness of the Merger” and “Special Factors — Reasons of the RBC Stockholders for the Merger” in the Preliminary Proxy Statement is incorporated herein by this reference.

(c)	The information set forth under the captions “Special Factors — Background of the Merger,” “Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors — Position of Mr. Commisso and Merger Sub as to the Fairness of the Merger” and “Special Factors — Reasons of the RBC Stockholders for the Merger” in the Preliminary Proxy Statement is incorporated herein by this reference.

(d)	The information set forth under the captions “Summary Term Sheet — Effects of the Merger,” “Special Factors — Position of Mr. Commisso and Merger Sub as to the Fairness of the Merger,” “Special Factors — Reasons of the RBC Stockholders for the Merger,” “Special Factors — Effects of the Merger,” “Special Factors — Structure and Steps of the Merger,” “Special Factors —Interests of Certain Persons in the Merger” and “Special Factors — Material United States Federal Income Tax Considerations” in the Preliminary Proxy Statement is incorporated herein by this reference.
Item 8.         Fairness of the Transaction.

(a) — (b)	The information set forth under the captions “Summary Term Sheet — Recommendations,” “Summary Term Sheet — Opinion of Financial Advisor,” “Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors — Opinion of Financial Advisor to the Special Committee,” “Special Factors — Position of Mr. Commisso and Merger Sub as to the Fairness of the Merger,” “Special Factors — Financial Analyses of J. P. Morgan and BofA Merrill Lynch,” “Special Factors — Reasons of the RBC Stockholders for the Merger,” “Special Factors — Effects of the Merger,” “Special Factors — Effects of the Merger on Mediacom’s Net Book Value and Net Income” and “Special Factors — Interests of Certain Persons in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the captions “Summary Term Sheet — Required Vote; Voting Agreement,” “Summary Term Sheet — Conditions to Completion of the Merger” and “The Special Meeting — Vote Required; How Shares are Voted” in the Preliminary Proxy Statement is incorporated herein by this reference.

(d)	The information set forth under the captions “Summary Term Sheet — Opinions of Financial Advisor,” “Special Factors—Background of the Merger,” “Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors — Opinion of Financial Advisor to the Special Committee,” “Special Factors — Position of Mr. Commisso and Merger Sub as to the Fairness of the Merger,” “Special Factors — Reasons of the RBC Stockholders for the Merger” and “Special Factors — Interests of Certain Persons in the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	The information set forth under the captions “Summary Term Sheet — Recommendations,” “Special Factors — Background of the Merger,” “Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors — Position of Mr. Commisso and Merger Sub as to the Fairness of the Merger,” “Special Factors — Reasons of the RBC Stockholders for the Merger,” and “Special Factors — Interests of Certain Persons in the Merger” in the Preliminary Proxy Statement is incorporated herein by this reference.

(f)	None.
Item 9.         Reports, Opinions, Appraisals and Certain Negotiations.

(a) — (c)	The information set forth under the captions “Summary Term Sheet — Opinion of Financial Advisor,” “Special Factors — Background of the Merger,” “Special Factors — Opinion of Financial Advisor to the Special Committee,” “Special Factors — Financial Analyses of J. P. Morgan and BofA Merrill Lynch,” “Special Factors — Estimated Fees and Expenses” and “Additional Information” in the Preliminary Proxy Statement is incorporated herein by this reference. The written opinion of Barclays Capital, Inc., dated November 12, 2010, is attached to the Preliminary Proxy Statement as Annex B and is incorporated herein by reference.
Item 10.       Source and Amounts of Funds or Other Consideration.

(a) — (b)	The information set forth under the captions “Summary Term Sheet — Financing of the Merger,” “Special Factors — Background of the Merger,” “Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger” and “Special Factors — Financing of the Merger” in the Preliminary Proxy Statement is incorporated herein by this reference.

(c)	The information set forth under the captions “Summary Term Sheet — Expenses,” “Special Factors —Estimated Fees and Expenses” and “The Merger Agreement — Termination Expenses” in the Preliminary Proxy Statement is incorporated herein by this reference.

(d)	The information set forth under the caption “Special Factors — Financing of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.
Item 11.       Interest in Securities of the Subject Company.

(a) — (b)	The information set forth under the captions “Special Factors — Interests of Certain Persons in the Merger,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Purchases and Sales of Mediacom Common Stock” in the Preliminary Proxy Statement is incorporated herein by this reference.
Item 12.       The Solicitation or Recommendation.

(d) — (e)	The information set forth under the captions “Summary Term Sheet — Recommendations,” “Questions and Answers About the Merger and the Special Meeting — Does Mediacom’s Board of Directors Recommend Approval of the Merger Agreement,” “Special Factors — Background of the Merger” “Special Factors — Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “Special Factors — Position of Mr. Commisso and Merger Sub as to the Fairness of the Merger,” “Special Factors — Reasons of the RBC Stockholders for the Merger,” “Special Factors — Voting Agreement” and “The Special Meeting — Vote Required; How Shares are Voted” in the Preliminary Proxy Statement is incorporated herein by this reference.
Item 13.       Financial Information.

(a)	The information set forth under the captions “Special Factors — Effects of the Merger on Mediacom’s Net Book Value and Net Income,” “Selected Historical Consolidated Financial Data” and “Additional Information” in the Preliminary Proxy Statement is incorporated herein by this reference. Mediacom’s annual report on Form 10-K for the year ended December 31, 2009 and its quarterly report on Form 10-Q for the quarter ended September 30, 2010 are each incorporated herein by reference.

(b)	Not applicable.
Item 14.     Persons/Assets, Retained, Employed, Compensated or Used.

(a) — (b)	The information set forth under the captions “Questions and Answers About the Merger and the Special Meeting — Who Can Help Answer My Questions,” “Special Factors — Estimated Fees and Expenses,” “The Special Meeting — Who to Call for Assistance” and “The Special Meeting — Proxy Solicitation” in the Preliminary Proxy Statement is incorporated herein by this reference.
Item 15.     Additional Information.

(b)	The information contained in the Preliminary Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference.
Item 16.     Exhibits.

(a)(1)	Amended Preliminary Proxy Statement of Mediacom Communications Corporation, filed with the Securities and Exchange Commission on January 31, 2011.

(a)(2)	Form of Proxy Card (included as Appendix I to the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(3)	Press release, dated November 15, 2010 (incorporated by reference to Exhibit 99.1 to Mediacom’s Form 8-K, filed with the SEC on November 15, 2010).

(b)(1)	Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2004).

(b)(2)	Amendment No. 1, dated as of May 5, 2006, to the Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.3 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006).

(b)(3)	Amendment No. 2, dated as of June 11, 2007, to the Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders party thereto and JPMorgan Chase Bank as administrative agent for the lenders (incorporated by reference to Exhibit 10.3 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2007).

(b)(4)	Amendment No. 3, dated as of June 11, 2007, to the Credit Agreement, dated of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.4 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2007).

(b)(5)	Amendment No. 4, dated as of April 23, 2010, to the Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K, dated April 23, 2010, of Mediacom LLC).

(b)(6)	Incremental Facility Agreement, dated as of May 5, 2006, between the operating subsidiaries of Mediacom LLC, the lenders signatory thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006).

(b)(7)	Incremental Facility Agreement, dated as of August 25, 2009, between the operating subsidiaries of Mediacom LLC, the lenders signatory thereto and JPMorgan Chase Base, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2009).

(b)(8)	Incremental Facility Agreement, dated as of April 23, 2010, between the operating subsidiaries of Mediacom LLC, the lenders signatory thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K, dated April 23, 2010, of Mediacom LLC).

(b)(9)	Amendment and Restatement, dated December 16, 2004, of Credit Agreement, dated as of July 18, 2001, among the operating subsidiaries of Mediacom Broadband LLC, the lenders thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.2 to Mediacom’s annual report on Form 10-K for the year ended December 31, 2004).

(b)(10)	Amendment No. 1, dated as of October 11, 2005, to the Amendment and Restatement, dated as of December 16, 2004, of Credit Agreement, dated as of July 18, 2001, among the operating subsidiaries of Mediacom Broadband LLC, the lenders thereto and JP Morgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2005).

(b)(11)	Amendment No. 2, dated as of May 5, 2006, to the Amendment and Restatement, dated as of December 16, 2004, of Credit Agreement, dated as of July 18, 2001, among the operating subsidiaries of Mediacom Broadband LLC, the lenders thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.4 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006).

(b)(12)	Amendment No. 3, dated as of June 11, 2007, to the Amendment and Restatement, dated as of December 16, 2004, of Credit Agreement, dated as of July 18, 2001, among the operating subsidiaries of Mediacom Broadband LLC, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2007).

(b)(13)	Amendment No. 4, dated as of June 11, 2007, to the Amendment and Restatement, dates as of December 16, 2004, of Credit Agreement, dated as of July 18, 2001, among the operating subsidiaries of Mediacom Broadband LLC, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.2 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2007).

(b)(14)	Amendment No. 5, dated as of April 23, 2010, to the Amendment and Restatement, dated as of December 16, 2004, of the Credit Agreement, dated as of July 18, 2001, among the operating subsidiaries of Mediacom Broadband LLC, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K, dated April 23, 2010, of Mediacom Broadband LLC).

(b)(15)	Incremental Facility Agreement, dated as of May 5, 2006, between the operating subsidiaries of Mediacom Broadband LLC, the lenders signatory thereto and JPMorgan Chase Bank. N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006).

(b)(16)	Incremental Facility Agreement, dated as of April 23, 2010, between the operating subsidiaries of Mediacom Broadband LLC, the lenders signatory thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K, dated April 23, 2010, of Mediacom Broadband LLC).

(c)(1)	Opinion of Barclays Capital Inc. to the Special Committee of the Board of Directors of Mediacom, dated November 12, 2010 (included as Annex B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Discussion Materials presented by Barclays Capital to the Special Committee and the Board of Directors of Mediacom on November 12, 2010 (incorporated by reference to Exhibit (c)(2) to Mediacom’s Schedule 13E-3, filed with the SEC on December 3, 2010).

(c)(3)	Materials presented by J.P. Morgan and BofA Merrill Lynch to Merger Sub on November 12, 2010 (incorporated by reference to Exhibit (c)(3) to Mediacom’s Schedule 13E-3, filed with the SEC on December 3, 2010).

(d)(1)	Agreement and Plan of Merger, dated as of November 12, 2010, between Mediacom, JMC Acquisition LLC and Rocco B. Commisso (included as Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	Voting Agreement, dated as of November 12, 2010, by and among Mediacom, JMC Acquisition LLC and Rocco B. Commisso (incorporated by reference to Exhibit 10.1 to Mediacom’s Form 8-K, dated November 12, 2010).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(g)	None

SIGNATURES
     After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of January 31, 2011

MEDIACOM COMMUNICATIONS CORPORATION

By:	/s/ Mark E. Stephan
Mark E. Stephan
Executive Vice President and Chief Financial Officer

JMC COMMUNICATIONS LLC

By:	/s/ Rocco B. Commisso
Rocco B. Commisso
Sole Member and Manager

/s/ Rocco B. Commisso

Rocco B. Commisso

EXHIBIT INDEX

(a)(1)	Amended Preliminary Proxy Statement of Mediacom Communications Corporation, filed with the Securities and Exchange Commission on January 31, 2011.

(a)(2)	Form of Proxy Card (included as Appendix I to the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(3)	Press release, dated November 15, 2010 (incorporated by reference to Exhibit 99.1 to Mediacom’s Form 8-K, filed with the SEC on November 15, 2010).

(b)(1)	Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2004).

(b)(2)	Amendment No. 1, dated as of May 5, 2006, to the Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.3 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006).

(b)(3)	Amendment No. 2, dated as of June 11, 2007, to the Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders party thereto and JPMorgan Chase Bank as administrative agent for the lenders (incorporated by reference to Exhibit 10.3 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2007).

(b)(4)	Amendment No. 3, dated as of June 11, 2007, to the Credit Agreement, dated of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.4 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2007).

(b)(5)	Amendment No. 4, dated as of April 23, 2010, to the Credit Agreement, dated as of October 21, 2004, among the operating subsidiaries of Mediacom LLC, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K, dated April 23, 2010, of Mediacom LLC).

(b)(6)	Incremental Facility Agreement, dated as of May 5, 2006, between the operating subsidiaries of Mediacom LLC, the lenders signatory thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006).

(b)(7)	Incremental Facility Agreement, dated as of August 25, 2009, between the operating subsidiaries of Mediacom LLC, the lenders signatory thereto and JPMorgan Chase Base, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2009).

(b)(8)	Incremental Facility Agreement, dated as of April 23, 2010, between the operating subsidiaries of Mediacom LLC, the lenders signatory thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K, dated April 23, 2010, of Mediacom LLC).

(b)(9)	Amendment and Restatement, dated December 16, 2004, of Credit Agreement, dated as of July 18, 2001, among the operating subsidiaries of Mediacom Broadband LLC, the lenders thereto and

JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.2 to Mediacom’s annual report on Form 10-K for the year ended December 31, 2004).

(b)(10)	Amendment No. 1, dated as of October 11, 2005, to the Amendment and Restatement, dated as of December 16, 2004, of Credit Agreement, dated as of July 18, 2001, among the operating subsidiaries of Mediacom Broadband LLC, the lenders thereto and JP Morgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2005).

(b)(11)	Amendment No. 2, dated as of May 5, 2006, to the Amendment and Restatement, dated as of December 16, 2004, of Credit Agreement, dated as of July 18, 2001, among the operating subsidiaries of Mediacom Broadband LLC, the lenders thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.4 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006).

(b)(12)	Amendment No. 3, dated as of June 11, 2007, to the Amendment and Restatement, dated as of December 16, 2004, of Credit Agreement, dated as of July 18, 2001, among the operating subsidiaries of Mediacom Broadband LLC, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2007).

(b)(13)	Amendment No. 4, dated as of June 11, 2007, to the Amendment and Restatement, dates as of December 16, 2004, of Credit Agreement, dated as of July 18, 2001, among the operating subsidiaries of Mediacom Broadband LLC, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.2 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2007).

(b)(14)	Amendment No. 5, dated as of April 23, 2010, to the Amendment and Restatement, dated as of December 16, 2004, of the Credit Agreement, dated as of July 18, 2001, among the operating subsidiaries of Mediacom Broadband LLC, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K, dated April 23, 2010, of Mediacom Broadband LLC).

(b)(15)	Incremental Facility Agreement, dated as of May 5, 2006, between the operating subsidiaries of Mediacom Broadband LLC, the lenders signatory thereto and JPMorgan Chase Bank. N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to Mediacom’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2006).

(b)(16)	Incremental Facility Agreement, dated as of April 23, 2010, between the operating subsidiaries of Mediacom Broadband LLC, the lenders signatory thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K, dated April 23, 2010, of Mediacom Broadband LLC).

(c)(1)	Opinion of Barclays Capital Inc. to the Special Committee of the Board of Directors of Mediacom, dated November 12, 2010 (included as Annex B of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Discussion Materials presented by Barclays Capital to the Special Committee and the Board of Directors of Mediacom on November 12, 2010 (incorporated by reference to Exhibit (c)(2) to Mediacom’s Schedule 13E-3, filed with the SEC on December 3, 2010).

(c)(3)	Materials presented by J.P. Morgan and BofA Merrill Lynch to Merger Sub on November 12, 2010 (incorporated by reference to Exhibit (c)(3) to Mediacom’s Schedule 13E-3, filed with the SEC on December 3, 2010).

(d)(1)	Agreement and Plan of Merger, dated as of November 12, 2010, between Mediacom, JMC Acquisition LLC and Rocco B. Commisso (included as Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	Voting Agreement, dated as of November 12, 2010, by and among Mediacom, JMC Acquisition LLC and Rocco B. Commisso (incorporated by reference to Exhibit 10.1 to Mediacom’s Form 8-K, dated November 12, 2010).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(g)	None